Exhibit 3.3

AMENDMENT TO BYLAWS OF FMC TECHNOLOGIES, INC.

THIS AMENDMENT TO BYLAWS OF FMC TECHNOLOGIES is dated February 27, 2009.

WHEREAS, the Board of Directors desires to make certain changes to the FMC Technologies Inc. Bylaws and believes such changes are in the best interest of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the Company’s Bylaws be, and they hereby are, amended by adding the following language at the end of Section 11.1 of Article XI:

“All rights to indemnification and advancement under this Article XI shall vest at the time a person becomes a director or officer. Any subsequent amendment to the indemnification and advancement of expenses rights in this Article XI may not adversely affect the rights of directors or officers with respect to events or actions occurring prior to the amendment.”